                                                    ----------------------------
                                                            OMB APPROVAL
                                                    ----------------------------
                       UNITED STATES                OMB Number:       3235-0145
            SECURITIES AND EXCHANGE COMMISSION      Expires:  December 31, 1997
                 Washington, D.C. 20549             Estimated average burden
                                                    hours per response.....14.90
                                                    ----------------------------
                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                          (Amendment No._________)*

                         CENFED Financial Corporation
-----------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
-----------------------------------------------------------------------
                        (Title of Class of Securities)

                                  15131U103
-----------------------------------------------------------------------
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                         ---------------------
                                     13G                   Page 2 of 6 Pages
                                                         ---------------------
------------------------
CUSIP No.  15131U103
------------------------

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1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS


         KEEFE MANAGERS, INC.
         13-361-0107
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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

2                                                                     (a)  /  /
                                                                      (b)  /  /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
4
         Delaware
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                               SOLE VOTING POWER
                       5
      NUMBER OF                298,360 *
                       ---------------------------------------------------------
       SHARES                  SHARED VOTING POWER
    BENEFICIALLY       6       - 0 -
      OWNED BY
        EACH
                      ---------------------------------------------------------
      REPORTING                SOLE DISPOSITIVE POWER
       PERSON          7       298,360*
        WITH
                       ---------------------------------------------------------
                               SHARED DISPOSITIVE POWER
                       8
                               - 0 -
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9     298,360*

--------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    /  /
      (See Instructions)
10

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.0%*
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      IA, CO
--------------------------------------------------------------------------------

Item 1.   (a)      Name of Issuer:


                   CENFED Financial Corporation

          (b) Address of Issuer's Principal Executive Offices or, if none, Residence:

                   199 North Lake Avenue
                   Pasadena, CA  91101

Item 2.   (a)      Name of Person Filing:

                   KEEFE MANAGERS, INC.

          (b)      Address of Principal Business Office or, if none,
                   Residence:

                   375 Park Avenue (31st Floor)
                   New York, New York  10152

          (c)      Citizenship:

                   Delaware Corporation

          (d)      Title of Class of Securities:

                   Common Stock

          (e)      CUSIP Number:

                   15131U103

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

          (a)[ ]   Broker or Dealer registered under Section 15 of the
                   Act

          (b)[ ]   Bank as defined in section 3(a)(6) of the Act

          (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act

          (d)[ ] Investment Company registered under section 8 of the Investment Company Act

          (e)[X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

          (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F)

          (g)[ ]   Parent Holding Company, in accordance with
                   13d-1(b)(ii)(G) (Note: See Item 7)
          (h)  ]   Group, in accordance with 13d-1(b)(1)(ii)(H)

Item 4.   Ownership:

          (a)      Amount Beneficially Owned:    298,360*

          (b)      Percent of Class:         5.0%*

          (c)      Number of Shares as to which such person has:

          (i)      sole power to vote or direct the vote - 298,360*

         (ii)      shared power to vote or direct the vote - 0

        (iii)      sole power to dispose or direct the
                   disposition of -    298,360*

         (iv)      shared power to dispose or direct the
                   disposition of -                          0

          * Amounts do not include the 38,780 shares (0.65% of the outstanding) as to which Rainbow Managers, LLC ("RM"), a Registered Investment Advisor and an affiliate of Keefe Managers, Inc. ("KMI"), has sole power to vote or direct the vote or to dispose or direct the disposition. KMI does not beneficially own such shares. Such shares were purchased by RM on behalf of its discretionary client in the ordinary course of business and not for the purpose of or with the effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect.

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          KMI has purchased all of the shares reported in this statement on behalf of its discretionary clients. Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, subject to KMI's general authority to invest and reinvest the assets in each account under its management.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding

          Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 1998

KEEFE MANAGERS, INC.

BY: /s/ Harry V. Keefe, Jr.
    -----------------------
        Harry V. Keefe, Jr.
        Chairman